                                        OMB APPROVAL

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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. __)


                    Executone Information Systems, Inc.
                            (Name of Issuer)

                              Common Stock
---------------------------------------------------------------------------
                    (Title of Class of Securities)

                                301607107
                              (CUSIP Number)

     Andrew E. Shapiro, Manager         Christopher J. Rupright, Esq.
     Lawndale Capital Management, LLC   Shartsis Friese & Ginsburg
     One Sansome Street, Suite 3900     One Maritime Plaza, 18th Floor
     San Francisco, CA  94104           San Francisco, CA 94111
     (415) 288-2330                     (415) 421-6500
---------------------------------------------------------------------------

                              June 3, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
`
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 301607107                                    Page 2 of 12 pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lawndale Capital Management, LLC
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X /
                                                            (b)       /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  2,877,804
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              2,877,804
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,877,804
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.8
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO and IA

CUSIP No. 301607107                                    Page 3 of 12 pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Andrew E. Shapiro
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 9,875
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  2,877,804
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  9,875
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              2,877,804
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,887,679
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.8
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

CUSIP No. 301607107                                    Page 4 of 12 pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Diamond A Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  2,448,704
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              2,448,704
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,448,704
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.9
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN

CUSIP No. 301607107                                    Page 5 of 12 pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Diamond A Investors, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  429,100
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              429,100
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     429,100
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.9
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN

CUSIP No. 301607107                                    Page 6 of 12 pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to Common Stock (the "Stock") of Executone Information Systems, Inc. ("XTON"). The principal executive office of XTON is located at 478 Wheelers Farms Road, Milford, CT 06460.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

(b) The business address of LCM, DAP, DAI and Shapiro is One Sansome Street, Suite 3900, San Francisco, California 94104.

(c) LCM is the investment adviser to and general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Shapiro is a citizen of the United States of America.

CUSIP No. 301607107                                    Page 7 of 12 pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds               Amount

LCM            Funds Under Management(1)     $6,551,523.82
DAP            Working Capital               $5,583,045.12
DAI            Working Capital               $  968,478.70
Shapiro        Personal Funds                $   24,045.63

(1)  Includes funds of DAP and DAI invested in Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

XTON Restructuring to Realize Value.

On January 8, 1998, XTON announced it had retained Furman Selz LLC to advise it as to corporate restructuring options that could increase shareholder value and more fully develop its three primary business units: computer telephony, healthcare communications and its UniStar subsidiary, which is engaged in the management of telephone and Internet-based national lotteries. Furman Selz LLC's engagement was to include the determination of how these values may be better recognized and whether each of XTON's primary business units should remain a part of the consolidated entity, become a standalone company or be sold to a third party.

According to this same press release, XTON stated it believed that the market price of XTON's common stock did not fairly recognize the potential of its computer telephony and healthcare communications businesses or the growth potential of UniStar. The closing price of XTON's stock the day before this announcement was $2.125/share.

The Reporting Persons ("Lawndale") acquired the Stock solely for investment purposes because it too believes that the value of the Stock in the public market does not adequately reflect the value of XTON's underlying businesses and assets.

Unistar Spinoff is Not Enough.

On April 15, 1998, XTON announced that its Board of Directors, based on the advice of Furman Selz LLC, decided to pursue the separation of XTON's UniStar subsidiary from its core computer telephony and healthcare communications businesses through a distribution later this year. XTON also stated it was continuing to "explore" other options for restructuring its remaining computer telephony and healthcare communications businesses.

Lawndale believes that, to preserve and maximize shareholder value, XTON's Board must take other actions in addition to "spinning off" the UniStar subsidiary to shareholders. In this regard, Lawndale has been in contact with management and members of the Board of Directors of XTON to discuss the restructuring alternatives XTON plans to employ to maximize shareholder value.

CUSIP No. 301607107                                    Page 8 of 12 pages

Board Should Consider Additional Transactions.

On June 8, 1998, XTON received an unsolicited acquisition proposal from a third party to acquire its computer telephony division for $50 million. The next day XTON rejected this offer as not in the best interests of shareholders. Lawndale agrees with XTON's decision to reject such an obvious "low-ball" offer for its telephony business with annual revenues approximating $120 million.

Lawndale believes, however, that it is incumbent on the Board of Directors, in the proper exercise of its fiduciary duties to shareholders, to negotiate in good faith with any party, (including that which has bid for the telephony division), when and if such bidder(s) present bona-fide offers for all or any part of XTON's operations within the range of values determined by XTON's recent restructuring analysis.

Telephony Division Improvement.

While XTON's computer telephony division has a large installed base and distribution network, recently introduced award-winning products, brand-name recognition, recurring service contract revenue and a federal/national direct sales force, Lawndale believes this division does not currently generate enough revenues to earn an adequate return for shareholders.

On May 6, 1998, XTON announced, effective April 1, 1998, the termination of geographic exclusivity previously granted to its largest distributor, Claricom. While Lawndale believes that this termination may allow XTON to more rapidly grow revenues in Claricom's territories, further restructuring of the computer telephony unit is required to preserve and grow shareholder value.

Lawndale believes that XTON's Board of Directors should aggressively pursue a transaction or transactions that would generate additional stable computer telephony revenue leveraging XTON's fixed overhead costs thereby increasing operating cash flows. Transactions accomplishing the above-mentioned goal could include, but are not limited to, strategic alliances or joint ventures combining XTON telephony operations with synergistic industry participants that might also provide additional management with experience and demonstrated success in the telephony arena.

Lawndale has introduced XTON management to prospective customers and transaction partners for both its computer telephony and healthcare communications businesses.

Lawndale has also been in contact with other significant shareholders of XTON regarding all the above-mentioned matters. Lawndale may continue such activities. Lawndale did not at the time of the purchase of the Stock, and does not presently, have any plan to acquire control of XTON. Lawndale may buy or sell additional shares of Stock in the open market from time to time.

CUSIP No. 301607107                                    Page 9 of 12 pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

               Aggregate
               Beneficially
               Owned                Voting Power       Dispositive Power
Name      Number         Percent   Sole      Shared    Sole      Shared

LCM       2,877,804      5.8       -0-       2,877,804 -0-       2,877,804
Shapiro   2,887,679      5.8       9,875     2,877,804 9,875     2,877,804
DAP       2,448,704      4.9       -0-       2,448,704 -0-       2,448,704
DAI        429,100       0.9       -0-        429,100  -0-        429,100

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since April 3, 1998:

     Purchase                 Number         Price
Name  or Sale  Date           of Shares      Per Share

DAP       P    04-06-98         3,000        $2.208
DAP       P    04-07-98         5,000        $2.219
DAP       P    04-07-98         5,000        $2.250
DAP       P    04-08-98        13,200        $2.175
DAP       P    04-09-98        18,004        $2.164
DAP       S    04-09-98         1,500        $2.219
DAI       S    04-09-98         1,000        $2.219
DAP       P    04-13-98        28,700        $2.157
DAI       P    04-13-98         3,300        $2.157
DAP       P    04-16-98        26,600        $2.155
DAI       P    04-16-98         3,400        $2.155
DAP       P    04-17-98         5,100        $2.250
DAI       P    04-17-98           900        $2.250
DAP       P    04-20-98        51,000        $2.250
DAI       P    04-20-98         9,000        $2.250
DAP       S    04-21-98         7,000        $2.613
DAI       S    04-21-98         1,000        $2.613
DAP       P    04-22-98         2,000        $2.547
DAP       S    04-22-98         7,500        $2.831
DAI       S    04-22-98         1,000        $2.831
DAP       P    04-23-98         3,400        $2.406
DAI       P    04-23-98           600        $2.406
DAP       P    04-27-98        16,800        $2.339
DAI       P    04-27-98         3,200        $2.339
DAP       P    04-28-98         1,900        $2.313
DAI       P    04-28-98           600        $2.313
DAP       P    05-12-98         3,500        $2.375

          (table continued on page 10)

CUSIP No. 301607107                                    Page 10 of 12 pages

DAP       P    05-13-98         9,300        $2.298
DAI       P    05-13-98         1,700        $2.298
DAP       P    05-14-98        46,800        $2.159
DAI       P    05-14-98         8,200        $2.159
DAP       P    05-15-98         2,100        $2.156
DAI       P    05-15-98           400        $2.156
DAP       P    05-18-98         8,700        $2.188
DAI       P    05-18-98         1,300        $2.188
DAP       P    05-26-98         1,000        $2.125
DAP       P    05-26-98        25,000        $2.156
DAI       P    05-26-98         4,000        $2.125
DAP       P    05-27-98        10,000        $2.125
DAP       P    05-27-98        25,000        $2.156
DAP       P    05-27-98        28,800        $2.168
DAI       P    05-27-98        11,200        $2.168
DAP       P    05-28-98        23,900        $2.125
DAI       P    05-28-98         4,100        $2.125
DAP       P    05-29-98        35,300        $2.147
DAP       P    05-29-98         2,000        $2.156
DAI       P    05-29-98         6,600        $2.147
DAP       P    06-01-98        17,000        $2.125
DAI       P    06-01-98         3,000        $2.125
DAP       P    06-02-98         1,000        $1.750
DAP       S    06-02-98         1,000        $1.813
DAP       P    06-02-98         8,800        $2.016
DAI       P    06-02-98         1,200        $2.016
DAP       P    06-03-98        20,500        $1.832
DAI       P    06-03-98         3,900        $1.832
DAP       P    06-04-98         6,500        $1.896
DAI       P    06-04-98         1,100        $1.896
DAP       P    06-05-98        35,700        $1.999
DAI       P    06-05-98         6,300        $1.999
DAP       P    06-08-98        90,000        $2.063
DAI       P    06-08-98        16,000        $2.063
DAP       P    06-09-98        21,300        $2.031
DAI       P    06-09-98         3,700        $2.031
DAP       P    06-10-98        19,500        $2.000
DAI       P    06-10-98         3,500        $2.000
DAP       P    06-11-98        42,600        $1.969
DAI       P    06-11-98         7,400        $1.969
DAP       P    06-12-98       100,000        $1.906
DAP       P    06-12-98         6,300        $1.906
DAI       P    06-12-98        18,700        $1.906

All transactions were executed through the Nasdaq National Market System.

CUSIP No. 301607107                                    Page 11 of 12 pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Stock, to vote and dispose of Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    June 15, 1998.

DIAMOND A PARTNERS, L.P.                DIAMOND A INVESTORS, L.P.

By:  Lawndale Capital Management, LLC   By:  Lawndale Capital Management, LLC
     General Partner                         General Partner


     By:  /s/ Andrew E. Shapiro              By:  /s/ Andrew E. Shapiro
          Andrew E. Shapiro                       Andrew E. Shapiro
          Manager                                 Manager

LAWNDALE CAPITAL MANAGEMENT, LLC



By:  /s/ Andrew E. Shapiro                   /s/ Andrew E. Shapiro
     Andrew E. Shapiro                       Andrew E. Shapiro
     Manager

CUSIP No. 301607107                                    Page 12 of 12 pages

                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Executone Information Systems, Inc.
For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  June 15, 1998.

DIAMOND A PARTNERS, L.P.                DIAMOND A INVESTORS, L.P.

By:  Lawndale Capital Management, LLC   By:  Lawndale Capital Management, LLC
     General Partner                         General Partner



By:  /s/ Andrew E. Shapiro              By:  /s/ Andrew E. Shapiro
     Andrew E. Shapiro                       Andrew E. Shapiro
     Manager                                 Manager

LAWNDALE CAPITAL MANAGEMENT, LLC



By:  /s/ Andrew E. Shapiro                   /s/ Andrew E. Shapiro
     Andrew E. Shapiro                       Andrew E. Shapiro
     Manager